LOS ANGELES
WASHINGTON
BOSTON
1585 Broadway	BOCA RATON
New York, NY 10036-8299	NEWARK
Telephone 212.969.3000	NEW ORLEANS
Fax 212.969.2900	PARIS

Brian B. Margolis
Member of the Firm

Direct Dial 212.969.3345
bmargolis@proskauer.com

May 30, 2006

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Fortissimo Acquisition Corp. -
Registration Statement on Form S-1, File No. 333-131417

Dear Mr. Reynolds:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of Fortissimo Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated May 18, 2006 (the “Comment Letter”).

I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 3 (“Amendment No. 3”) to the Registration Statement that is being filed today with the Commission. Four clean copies of Amendment No. 3, with exhibits, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of Amendment No. 2 to the Registration Statement on April 21, 2006.

For your convenience, your comments are set forth in this letter, followed by our responses. The page numbers listed in our responses below track the page numbers in Amendment No. 3.

John Reynolds, Esq.	May 30, 2006
United States Securities and	Page 2 of 14
Exchange Commission

General

1.	Please be sure that the marked version of the registration statement filed is accurate. For instance, footnote two on page 47 should have been marked but was not.

The Staff’s comment is duly noted.

Prospectus Summary, page 1

2.
We note your response to comment one of our letter dated April 7, 2006. The additional disclosure you have provided does not allow investors to easily access the information for which you base your claim of Israel’s attractive environment. Please revise.

We have revised the Registration Statement in response to this comment by adding a specific source for each bullet point on pages 1 and 2 that did not already have a specific source listed.

3.
We note your response to comment four and seven of our letter dated April 7, 2006. Please disclose in the prospectus the basis for your belief that you “offer a more viable and expeditious access to US equity markets” and that “the costs, risks and management disruption” of a traditional IPO make your business structure an attractive alternative. Explain the basis for your supplemental statement that “in contrast to a traditional IPO where there is always substantial market doubt as to the ability to consummate such an IPO, a target company merging with the Company can do so faster and with more likelihood of success than if such company were attempting to do an IPO on its own.” Also, revise to explain the basis for the response that the expenses incurred by you and those in the business combination are less that those incurred by most companies of the size you are seeking that decide to go public. Also, you respond that “with regards to the dilution point ... the founders of the company going public typically have purchased their shares at a huge discount.” In any transaction with you, shareholders will have to bear the shares being purchased at a discount by both your initial shareholders and the target’s founders. Revise your disclosure to take into account the dilution by two sets of founders.

We have revised the Registration Statement in response to this comment by (a) deleting the statement that the Company believes it offers a more viable and expeditious access to US equity markets, (b) deleting the statement relating to the costs, risks and management disruption” of a traditional IPO and (c) deleting the statement that the Company believes it provides “an attractive opportunity for an Israeli company to gain access to the U.S. equity markets.”

John Reynolds, Esq.	May 30, 2006
United States Securities and	Page 3 of 14
Exchange Commission

4.
You also respond that investors in 2006 demand companies going public have more “significant revenues and earnings.” You have no revenues or earnings. In fact, you have not disclosed that you are limited to companies that will have “significant revenues and earnings.” Your response does not explain the basis for the implication that investors are more willing to invest in a shell that will acquire a company that does not “meet the revenue and/or profitability targets set by investors” but not the companies themselves. As such, we reissue comment seven.

We have revised the Registration Statement in response to this comment by deleting the statement that “the costs, risks and management disruption involved in the traditional IPO process makes a transaction with us an attractive alternative liquidity event.”

5.
We note your response to comment five of our letter dated April 7, 2006. Considering management does not have expertise in another industry, revise to clarify how management would determine an opportunity is “attractive.” It would appear that this would just increase the cost associated to shareholders if you have to seek assistance for every non-technology lead you receive.

We have revised the Registration Statement in response to this comment and in response to comment 5 of your letter dated April 7, 2006 by deleting all references to the concept that the Company will focus its search for a suitable acquisition candidate in the technology industry.

Supplementally, we hereby advise the Staff that the Company’s management is sufficiently able to determine whether, from a valuation standpoint, an opportunity to acquire a target business would be viewed as attractive. However, to the extent management deems necessary, it may rely on third parties to provide specific industry guidance as to the attractiveness of an acquisition.

6.
Because you have not limited yourself to the technology industry, please revise to remove the beneficial disclosure regarding the technology industry throughout this document as it is speculative and becomes moot should you acquire a company not in the technology industry.

We have revised the Registration Statement in response to this comment by deleting the beneficial disclosure regarding the technology industry.

John Reynolds, Esq.	May 30, 2006
United States Securities and	Page 4 of 14
Exchange Commission

7.
We note your, response to comment nine of our letter dated April 7, 2006. We reissue comment nine. The 19.99 percent is a ceiling that shareholders can convert their shares. However, our comment was seeking to understand if you can structure a business combination in which less than 19.99 percent of your stockholders are able to convert their shares. For instance, since it is a ceiling, can you structure a business combination in which only 5, 10, or 15 percent of your shareholders are able to convert?

We have revised the Registration Statement in response to this comment to clarify that it is the Company’s understanding and intention in every case to structure and consummate a business combination in which up to 19.99% of the public stockholders may exercise their conversion rights and the business combination will still go forward.

Risk Factors, page 9

8.
We note the disclosure in risk factor seven regarding third party claims against the trust account and provisions under Delaware General Corporation Law that apply even after liquidation. Please clarify whether you intend to comply with the procedures in Section 280 of Delaware General Corporation Law. If not, we note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation “(i) shall pay or. make reasonable provision to pay all claims and obligations ... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation ..., are likely to arise or to become known to the corporation ... within 10 years after the date of dissolution.” Please provide us with a legal analysis as to how the company will comply with Section 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders’ rights to receive their portion of the trust in the event of liquidation. Discuss those steps that must be taken to liquidate and dissolve the company. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.

We have revised the Registration Statement in response to this comment by adding a risk factor entitled “Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.” and a risk factor entitled “If we do not consummate a business combination, stockholder approval may be required for us to formally dissolve and liquidate.” on page 12 and by adding several paragraphs in the section entitled “Proposed Business - Effecting a Business Combination - Liquidation If No Business Combination” on pages 36-38.

John Reynolds, Esq.	May 30, 2006
United States Securities and	Page 5 of 14
Exchange Commission

We note that filings made by other issuers (for instance, HD Partners Acquisition Corporation (“HD”)) set forth more detailed disclosure regarding the specific procedures that would be followed in connection with the formal dissolution and liquidation (for instance, including the filing of a proxy statement and the technical process of mailing such proxy statement to stockholders). We respectfully believe that such disclosure is not necessary in the present case because in HD, investors needed to understand the potential delays in receiving funds from the trust account. In the Company’s offering, as described in detail in the Registration Statement, there will be no delays in returning the funds to the public stockholders. Furthermore, the remaining net assets that would be distributed to the public stockholders following such distribution is anticipated to be minimal. As a result, we do not believe the same importance applies to the formal procedural process of liquidation and dissolution in this case.

We also wish to bring to the Staff’s attention our understanding that because the Company intends to distribute the funds held in the trust account to its public stockholders prior to formally dissolving and liquidating if it is unable to consummate a business combination (as more fully described in the Registration Statement), there may be a question as to whether the Company would be subject to Rule 419 under the Securities Act of 1933, as amended (the “Act”).

Rule 419 defines a blank check company as a company that (i) [i]s a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) [i]s issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934. Rule 3a51-1 excludes from the definition of penny stock companies that have established initial listing standards that meet or exceed certain criteria, including having Stockholders’ equity of $5,000,000.

At the time of the initial public offering and prior to the distribution of the trust account, the Company does not fit into Rule 419’s definition of a blank check company because the Company will have stockholders’ equity in excess of $5,000,000 and would, therefore, not be issuing penny stock.

After the distribution of the trust account, the only business that would or could be conducted by the Company would be to dissolve and liquidate the Company. While we believe that the Company’s charter already so provides, the Company has agreed to amend its charter to clarify this point. Accordingly, the Company’s Amended and Restated Certificate of Incorporation will be amended as follows: (i) Article THIRD regarding the purpose of the Corporation will be amended to read: “Subject to the last sentence of paragraph C of Article SIXTH, the purpose of the Company shall be to engage in any lawful act or activity for which corporations may be organized under the GCL. This provision may only be amended in connection with the consummation of a Business Combination (defined below).”; and (ii) the penultimate sentence of paragraph C of Article SIXTH will be amended to read: “After the distribution of the Trust Fund, the sole purpose of the Corporation shall be dissolving and liquidating the Corporation and, accordingly, (i) the Corporation shall not be authorized to issue any shares of capital stock and (ii) the officers of the Corporation shall take all such action as necessary to dissolve and liquidate the Corporation as soon as reasonably practicable.”

John Reynolds, Esq.	May 30, 2006
United States Securities and	Page 6 of 14
Exchange Commission

Based on the foregoing, in the event the Company is unable to consummate a business combination and is required to distribute the trust account, the Company, pursuant to its charter, would have a specified purpose - to dissolve and liquidate. Therefore, the Company would not fall under the first prong of Rule 419’s definition of a blank check company. Moreover, following the distribution of the trust account -the first time the Company could have less than $5,000,000 in stockholders’ equity -- the Company would not be a potential issuer of penny stock because it would be prohibited from issuing any shares of capital stock since its sole purpose would be to dissolve and liquidate.

For the foregoing reasons, we respectfully submit that the Company would not fall under Rule 419’s definition of a blank check company during the period between the distribution of the trust account and its dissolution and liquidation.

As with the other provisions contained in Article Sixth of the Company’s charter (including the Company’s requirements to seek stockholder approval of such a business combination and to allow its public stockholders to seek conversion of their shares if they do not approve of such a business combination) that the Company has agreed will not be amended prior to the consummation of a business combination, the Company views the foregoing obligation to dissolve and liquidate following the distribution of the trust account if no business combination occurs, as an obligation to its stockholders and will not take any action to amend or waive such provisions. The Company has added disclosure in the Registration Statement, where appropriate, to indicate the foregoing.

9.
We note the disclosure in risk factor seven that your directors have agreed to be personally liable to ensure the proceeds in the trust account are not reduced. We are unable to locate the indemnification agreements. Please file as exhibits.

John Reynolds, Esq.	May 30, 2006
United States Securities and	Page 7 of 14
Exchange Commission

Please see the last sentence of paragraph #1 in each of the Letter Agreements filed as Exhibits 10.5 through 10.9 with the initial filing of the Registration Statement on January 31, 2006.

10.
We note the disclosure throughout your registration statement that in the event of liquidation, all holders of common stock sold in this offering will be entitled to receive their portion of the amount held in trust ($5.73 per unit). Please expand and clarify why you believe it is appropriate to disclose such amount in light of the potential effect of Section 281(b) of Delaware General Corporation Law and the impact the difficulty of enforcing judgments against the officers and directors (as stated in risk factor 45) on the indemnification by the directors.

As described in the new text added in response to Comment #8 above, because the Company is a blank check company, rather than an operating company, and because its operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from its vendors and service providers (such as accountants, lawyers, investment bankers, etc.) or potential target businesses. As described elsewhere in the Registration Statement, the Company is obligated to have all vendors, service providers and prospective target businesses execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. As a result of this obligation, the claims that could be made against the Company are significantly limited and the likelihood that any claim that would result in any liability extending to the trust is remote. Nevertheless, we have clarified the disclosure to indicate that the per share distribution amount could be substantially less than $5.73 per share due to claims of third parties and the potential for the Company’s officers being unable to satisfy their indemnification obligations.

11.	Please disclose all steps the company has taken to confirm that your directors have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

Supplementally, the Company and underwriters questioned the directors on their net worth and ability to indemnify claims against the trust. Based on the Company’s obligations to obtain the waiver agreements described above, the Company and underwriters feel comfortable in their ability to satisfy their indemnification obligations. Notwithstanding the foregoing, we indicate in the risk factors and elsewhere in the Registration Statement that there is no assurance that they will be able to satisfy such obligations.

12.	Clearly state the risk to the company and/or investors in risk factor nine.

We have revised the Registration Statement in response to this comment by adding the risk to the heading.

John Reynolds, Esq.	May 30, 2006
United States Securities and	Page 8 of 14
Exchange Commission

13.
We note your supplemental response to comment 12 of our letter dated April 7, 2006. Please disclose in risk factor 13. We also reissue prior comment 12. Since the employment or consulting arrangements will be determined at the same time that a business combination is being negotiated, please explain the basis for the statement that “will not be a determining factor” in whether to proceed with a business combination. We may have further comment.

As explained in the response to Comment #12 of your letter dated April 7, 2006, each of the Company’s officers is currently an employee of Fortissimo Capital Fund and intends to remain employed at Fortissimo Capital Fund following any acquisition effected by the Company. Consequently, it is irrelevant whether or not there will be an employment opportunity for those individuals at the target company, as they are not effecting the acquisition in order to obtain employment.

We have revised the Registration Statement in response to this comment by adding disclosure to risk factor 13.

14.
Please name the affiliated entities that may be considered as potential target businesses in risk factor 16. Specifically set forth the risk to the company and/or investors. Please explain whether management is aware of any potential business combination opportunities with any of the affiliated entities. Explain those circumstances that may result in the company considering an affiliated business. For instance, will they be considered in the initial search or only alter other searches have not found a potential target business? Furthermore, we partially reissue prior comment 13 of our letter dated April 7, 2006. Please add disclosure elsewhere in the prospectus, such as the conflicts of interest section, discussing in greater detail the circumstances under which you may enter into a business combination with an affiliated entity. We may have further comment.

We have revised the Registration Statement in response to this comment by adding disclosure to risk factor 16.

With respect to the circumstances that may result in the Company considering an affiliated business, we respectfully submit that we cannot add disclosure to the prospectus concerning this possibility beyond that disclosure which already appears in the prospectus, as it is not currently contemplated. On the other hand, in fulfilling their fiduciary duties to the Company, it is possible that at some point following the closing of the initial public offering, the directors of the Company will determine that the acquisition of a business affiliated with one of the Company’s initial stockholders is in the best interests of the Company’s stockholders. If this were to occur, the Company’s stockholders will get the benefit of the two protections described in risk factor 16 and the Conflicts of Interest section.

John Reynolds, Esq.	May 30, 2006
United States Securities and	Page 9 of 14
Exchange Commission

Proposed Business, page 29

15.
We note your response to comment 17 of our letter dated April 7, 2006. We reissue the comment. Please revise to include your supplemental response to prior comment 28 of our letter dated February 28, 2006. The full understanding of the insiders is material to investors as they are investing in an idea and not an actual operating business.

We have revised the Registration Statement in response to this comment by adding the requested language in the section entitled “Underwriting - Pricing of Securities” on page 60. We respectfully submit that this is the appropriate place in the Registration Statement to discuss how the initial public offering price was determined.

16.
We note your response to comment 19 of our letter dated April 7, 2006. Your disclosure does not reconcile with your prior response. You responded to comment 29 of our letter dated February 28, 2006 that you “will focus on business combinations with early state development companies.” Please clarify if you no longer plan to “focus on business combinations with early state development companies.”

We have revised the Registration Statement in response to this comment to make it clear that the Company will target (a) emerging growth companies, by which it means companies that already have a product that is being marketed and have some revenues, but which would benefit from additional capital and/or (b) more established companies, which do not need substantial additional capital but which desire to establish a public trading market for their shares.

17.
We note your response to comment 20 of our letter dated April 7, 2006. That response does not reconcile with your response to comment seven which notes that a benefit if a shell company is that it can help companies that does not have substantial revenues and/or profitability. Please revise to clarify if the companies that lack revenues or profitability will also not be early stage companies. Also, since you are not precluded from acquiring an “early stage company,” the risk associated with acquiring one still exists.

Please see our response to Comment #16 above.

With regards to the last sentence of this comment, please note that we have clarified the second-to-last sentence in the section entitled “Proposed Business - Effecting a Business Combination - We have not identified a target business or target industry” to make it clear that if the Company acquires an emerging growth company, it may be affected by the risks inherent in the business and operations of early stage or emerging growth companies.

John Reynolds, Esq.	May 30, 2006
United States Securities and	Page 10 of 14
Exchange Commission

Principal Stockholders, page 48

18.
We reissue prior comment 23 of our letter dated April 7, 2006. Instruction 1 to Item 403 of Regulation S-B requires inclusion of common stock that the shareholder has the right to acquire within 60 days. Since the shares to be issued to Fortissimo Capital Fund will be issued concurrently with the IPO, these shares should be included in the beneficial ownership table.

We have revised the Registration Statement in response to this comment by including the shares to be issued to Fortissimo Capital Fund on a private placement basis simultaneously with the consummation of the IPO in the columns entitled “Shares Beneficially Owned Prior to this Offering.”

SEC Position on Rule 144 Sales, page 54

19.
We note your response to comment 24 of our letter dated April 7, 2006 and we reissue the prior comment. We disagree with the supplemental analysis that the Ken Worm letter relates only to shares acquired prior to the consummation of the issuer’s initial public offering. Please revise the disclosure accordingly. Revise the plan of operations section for the selling shareholder as well.

We have revised the Registration Statement in response to this comment by deleting references to the ability of promoters or affiliates of blank check companies to utilize Rule 144.

20.
Furthermore, we note your response to comment 24 of, our letter dated April 7, 2006 that the Insider Units “are being purchased simultaneously with the consummation of this offering ... and are not pre-IPO, securities.” In light of your supplemental response, it appears that these Insider Units are not a completed private placement and therefore would not be included in the resale registration statement, since it was not a completed private placement at the time the initial registration statement was filed. Please advise.

As described in the Registration Statement, the Insider Units are being purchased by FCF on a private placement basis simultaneously with the consummation of this offering. Although the closing of that private placement is contemporaneous with the closing of the IPO, the investment decision was made, and the commitment by FCF to purchase the Insider Units was undertaken by FCF, before the initial filing of the Registration Statement.

We refer the Staff to the last paragraph of telephone interpretation “3S. Sections 5 and 4(2); Rule 416; Form S-3; S-K Items 507 and 508” from the SEC's March 1999 supplement, which states the SEC’s view as to what constitutes a completed private placement. Specifically:

John Reynolds, Esq.	May 30, 2006
United States Securities and	Page 11 of 14
Exchange Commission

“the [Staff] will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date…. There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company's securities or the investor's satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The fact pattern here is very similar. The investor, FCF, is irrevocably bound to purchase a set number of securities for a set purchase price. There are no conditions to closing that are within FCF’s control - the only condition to closing is the closing of the IPO. Following the effectiveness of the Registration Statement, the private placement, as well as the public offering, will be consummated.

Consequently, the sale of the Insider Units to FCF is a valid 4(2) private placement.

Financial Statements

Note 2 - Proposed Public Offering, page F-8

21.
We direct your attention to comment 25 of our letter dated April 7, 2006. Please clarify whether the estimated volatility of, 51% was calculated from the average volatilities of the similar public companies as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. Also, tell us whether you calculated volatility for the representative companies using the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies’ operating histories. Also, tell us whether you calculated volatility using daily historical prices or some other interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility. Please expand the discussion of the option in MD&A to disclose your basis for the estimate of expected volatility.

John Reynolds, Esq.	May 30, 2006
United States Securities and	Page 12 of 14
Exchange Commission

In order to calculate the estimated volatility, the Company looked at the universe of publicly-traded companies in the United States, with a market capitalization between $25 million and $400 million, as of May 19, 2006, which are Israeli or Israel-related. By “Israeli or Israel-related,” the Company included those companies which are incorporated in Israel, have Israeli management, are a combination of an Israeli and an American company via merger/acquisition, and those U.S.-based companies with a significant Israeli presence (e.g., all research and development work done in Israel).

In calculating volatility for the representative companies, the Company used historical volatilities for the period of time equal in length to the term of the option (5 years). The Company defines “historical volatility” as the annualized standard deviation of relative price changes of the closing price during the past five years. Standard deviation was calculated using daily closing prices, rather than weekly or monthly closing prices.

The average and median volatility figures shown on the attached Excel spreadsheet are weighted by market capitalization. Specifically, the Company calculated the average and median volatility figures by taking into account each company’s market capitalization.

In addition, it should be noted that the following types of companies were excluded from the representative group: (1) companies that became public companies less than 5 years ago; (2) companies that have insufficient trading volume, e.g., companies that have trading days with no trading volume; and (3) companies that on May 19, 2006 had market capitalizations below $25 million or above $400 million, even though they may have had market capitalizations in that range for most of the preceding five years.

Selling Shareholder Cover Page. page A-1

22.
We note your response to comment 29 of our letter dated April 7, 2006 and reissue the comment. Please revise the table to reflect the current ownership of the selling stockholder - the units. The current disclosure is confusing and should be clear and consistent with the cover page.

We have revised the Registration Statement in response to this comment by making conforming changes to the Selling Shareholder Cover Page on page A-1 and by including in the table on page A-2 the current ownership of the units by the selling stockholder.

John Reynolds, Esq.	May 30, 2006
United States Securities and	Page 13 of 14
Exchange Commission

23.
Reconcile the disclosure regarding the control person(s) of Fortissimo Capital Fund on page A-2 with the disclosure in the beneficial ownership table on page 47. It appears the officers and directors of Fortissimo Acquisition Capital are the beneficial owners of the shares held by Fortissimo Acquisition Capital and therefore would be the control persons included in the footnote to the table on page A-2. Please advise.

We have revised the Registration Statement in response to this comment by reconciling the disclosure on page 50 with the more complete disclosure that appears on page A-2.

Part II page II-1

Recent Sales of Unregistered Securities, page II-3

24.
We reissue comment 34 of our letter dated April 7, 2006. Disclose in the registration statement the consideration Mr. Seroussi paid for the shares in January 2006. Disclose the facts supporting the reliance upon Section 4(1) and provide an analysis as to the availability of Rule 144. We may have further comment.

With respect to the first part of the comment, we have revised the Registration Statement to disclose the consideration Mr. Seroussi paid for the shares in January 2006. (Note that there was an error in our prior comment response letter relating to how much Mr. Seroussi paid; the figure included in Part II of the Registration Statement in Amendment No. 3 is the correct figure.)

With respect to the second part of the comment, we have revised the Registration Statement to briefly state the facts relied upon to make the exemption available, pursuant to the requirements of Item 701(d) of Regulation S-K.

25.	We reissue comment 35 of our letter dated April 7, 2006. Please include your analysis in the registration statement.

We have revised the Registration Statement to include this disclosure in Item 15 of Part II of the Registration Statement.

Exhibits

26.
We note your response to comment 37 of our letter dated April 7, 2006 and reissue the comment. Please revise to include your supplemental response in the prospectus. Please revise the prospectus to clarify form a legal analysis if the provisions can be amended and if so, the basis for such possibility. Also, disclose in the prospectus if the company views the business combination procedures, as stated in the certificate of incorporation, as obligations to investors that the company will not propose to amend. If not, disclose the extent of the authority and the circumstances that would lead to an amendment of the certificate of incorporation.

We have revised the Registration Statement in numerous places to clarify that the Company views the provisions contained in Article Sixth of its certificate of incorporation as an obligation to its stockholders and to state that the Company will not take any action to amend or waive such provisions in its certificate of incorporation.

John Reynolds, Esq.	May 30, 2006
United States Securities and	Page 14 of 14
Exchange Commission

* * * * * *

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Brian B. Margolis

Brian B. Margolis

Enclosures

cc:	Cathey Baker, Esq. (SEC)
Yuval Cohen (Fortissimo Acquisition Corp.)
David Alan Miller, Esq. (Graubard Miller)